FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                                               SEC FILE NUMBER
                                                                       0-18133
                                 FORM 10-KSB
                                                                  CUSIP NUMBER

                       For Period Ended:  June 30, 1996

 Read Instructions (on back page) before preparing form.Please print or type. Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________.


Part I - Registrant Information

Full name of Registrant       TENET INFORMATION SERVICES, INC.

Former Name if Applicable               N/A


Address of Principal Executive Office   4885 South 900 East, Suite #107

City, State and Zip Code                Salt Lake City, Utah  84117


Part II - Rules 12-b-25 (b) and (c)

If the subject report could not e filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

Tenet Information Services, Inc. is currently in the process of having the annual audit performed. As soon as this audit is compelted, the Form 10-KSB will be filed.




PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

     Fred J. Anderson         801- 268-3480

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940            __x__  ____
     during the preceding 12 months (or for such shorter          YES    NO
     period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?    _____  __x__
                                                                  YES    NO

     If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


____________________________________________________________________________

                        TENET INFORMATION SERVICES, INC.
                (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 27, 1996        By:  Fred J. Anderson, Chief Financial Officer

INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the state is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.